FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2008

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The GAAP financial statements attached to the press release attached to this report as Exhibit 99.4 are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration
No. 333-09840; (ii) the Registrant's Registration Statement on Form S-8, Registration No.333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (iv) the Registrant's Registration Statement on Form S-8, Registration No.333-109874; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


99.1 Press Release: New Release of Retalix DemandAnalytX Makes Demand Forecasting and Order Optimization Easier and Faster, dated May 1, 2008

99.2 Press Release: IBM and Retalix Collaborate On Technology Solutions For Petroleum and Convenience Retailers, dated May 5, 2008.

99.3 Press Release: The Pantry Begins 1,600 Store Rollout of Retalix Solutions, dated May 6, 2008

99.4    Press Release: Retalix Announces First Quarter 2008 Results,
        May 21, 2008





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         RETALIX LTD.

Date:    June 16, 2008                   By: /s/ Motti Gadish
                                             -------------------------
                                             Moti Gadish
                                             Director of Communications
                                             and Investor Relations

                                  EXHIBIT INDEX

Exhibit                             Description
Number                              of Exhibit

99.1 Press Release: New Release of Retalix DemandAnalytX Makes Demand Forecasting and Order Optimization Easier and Faster, dated May 1, 2008

99.2 Press Release: IBM and Retalix Collaborate On Technology Solutions For Petroleum and Convenience Retailers, dated May 5, 2008.

99.3 Press Release: The Pantry Begins 1,600 Store Rollout of Retalix Solutions, dated May 6, 2008

99.4    Press Release: Retalix Announces First Quarter 2008 Results,
        May 21, 2008